UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GARTNER, INC.

(Name of Issuer)

Class A Common Stock, Par Value $.0005 Per Share

(Title of Class of Securities)

366651107

(CUSIP Number)

Silver Lake Partners, L.P.

2725 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366651107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SILVER LAKE PARTNERS, L.P., a Delaware limited partnership. Not required.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,040,128*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,040,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,040,128*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%*

14.	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP No. 366651107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SILVER LAKE INVESTORS, L.P., a Delaware limited partnership. Not required.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,040,128*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,040,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,040,128*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%*

14.	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP No. 366651107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a Delaware limited liability company. Not required.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,040,128*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 27,040,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,040,128*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%*

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

This Amendment No. 5 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the “Silver Lake Entities”) originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, Amendment No. 2 filed on June 21, 2004, Amendment No. 3 filed on August 30, 2004 and Amendment No. 4 filed on May 22, 2006 with respect to the Common Stock, par value $.0005 per share (the “Common Stock”) of Gartner, Inc. (“Gartner”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On May 18, 2006, Gartner, the Silver Lake Entities and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives for the several underwriters (the “Underwriters”), entered into an Underwriting Agreement relating to the sale by the Silver Lake Entities to the Underwriters of 9,500,000 shares of Common Stock (the “Underwriting Agreement”).  Settlement of this sale occurred on May 24, 2006 (the “Closing”).

The Underwriting Agreement also granted the Underwriters an option to purchase up to an additional 1,425,000 shares of Common Stock (the “Additional Shares”) at any time during the 30 days following Closing, from the Silver Lake Entities to cover over-allotments, if any.

On May 31, 2006, pursuant to the Underwriting Agreement, the Underwriters exercised their option to purchase all of the Additional Shares.  Settlement of the sale of the Additional Shares is expected to occur on June 5, 2006.

The Underwriting Agreement is incorporated by reference to the Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Silver Lake Entities beneficially own 27,040,128 shares of Common Stock.  Assuming the consummation of the exercise of the Underwriters’ option to purchase the Additional Shares, the Silver Lake Entities will own 25,615,128 shares of Common Stock, representing approximately 22.7% of the issued and outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 8

Underwriting Agreement, dated as of May 18, 2006, by and among Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives for the several underwriters named therein, Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C. and Gartner, Inc. (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of Gartner, Inc. on May 19, 2006)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	June 1, 2006

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology
Management, L.L.C., its Manager

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel